UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Siricomm Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

82967C102

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82967C102	13G	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LaBranche Financial Services, LLC 35-2286037
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 1,631,858(1)
6 SHARED VOTING POWER -0-
7 SOLE DISPOSITIVE POWER 1,631,858(1)
8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,631,858(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%(1)
12	TYPE OF REPORTING PERSON BD

(1)	See Item 4 of this Schedule 13G.

CUSIP No. 82967C102	13G	Page 3

Item 1	(a).	Name of Issuer:

Siricomm Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

4710 East 32nd Street Joplin, Missouri 64804

Item 2	(a).	Name of Person Filing:

This statement is being filed by LaBranche Financial Services, LLC:

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

The principal business offices of LaBranche Financial Services, LLC is 33 Whitehall Street, New York, NY 10004.

Item 2	(c).	Citizenship:

LaBranche Financial Services, LLC is a limited liability company formed under the laws of the State of New York.

Item 2	(d).	Title and Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

82967C102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☒ Broker or dealer registered under Section 15 of the Act

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

CUSIP No. 82967C102	13G	Page 4

Item 4.	Ownership.

(a) Amount beneficially owned: See Item 9 of cover page of this Schedule 13G.

(b) Percent of Class: See Item 11 of cover page of this Schedule 13G.

(c) The responses of the Reporting Person to Items 5, 6, 7, and 8 on the cover page to this Schedule 13G are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Shares, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 82967C102	13G	Page 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

LABRANCHE FINANCIAL SERVICES, LLC

By:	/s/ Stephen H. Gray
Name:	Stephen H. Gray
Title:	Secretary